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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

CLEARWIRE CORPORATION
(Name of Subject Company (Issuer))

DISH ACQUISITION HOLDING CORPORATION
a wholly-owned subsidiary of

DISH NETWORK CORPORATION
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

18538Q105
(CUSIP Number of Class of Securities)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with copies to:

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,612,497,976	$901,944.72

*
Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $4.40 the tender offer price, by (b) the sum of (i) 699,173,175, the number of issued and outstanding shares of Class A common stock of Clearwire Corporation, (ii) 3,250,605 shares of Class A common stock of Clearwire Corporation issuable upon the vesting and exercise of issued and outstanding stock options, (iii) 26,683,997 shares of Class A common stock of Clearwire Corporation issuable upon vesting of issued and outstanding RSUs and (iv) 773,732,672 shares of Class A common stock of Clearwire Corporation reserved for issuance upon exchange of Class B common stock of Clearwire Corporation. The foregoing figures are as of March 1, 2013 and April 23, 2013.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$901,944.72	Filing Party:	DISH Acquisition Holding Corporation
Form or Registration No.	Schedule TO	Date Filed:	May 30, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2013 (together with any amendments and supplements thereto, the "Schedule TO") by DISH Acquisition Holding Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation ("DISH"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Class A common stock, par value $0.0001 per share, of Clearwire Corporation, a Delaware corporation, at a purchase price of $4.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in the Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 1.

(1)
The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the sentence "Currently, only Class A Stock is actively traded on NASDAQ, and such stock will continue to be publicly traded following the Offer unless substantially all of the Shares are validly tendered and not withdrawn," on page 11 of the Offer to Purchase with the following:

    "Currently, only Class A Stock is actively traded on NASDAQ, and such stock will continue to be publicly traded following the Offer unless (i) substantially all of the Shares or (ii) substantially all of the Shares other than the Shares held by Sprint HoldCo, LLC, Intel Capital Corporation, Comcast Corporation, Crest Financial Limited and/or Mount Kellett Capital Management are, in either case, validly tendered and not withdrawn."

Item 4.

(1)
The Offer to Purchase and Item 4 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence ending with "and (v) both the Sprint Merger Agreement and the Sprint Note Purchase Agreement shall have been validly terminated," on page 45 of the Offer to Purchase (as amended by Amendment No. 2 to the Schedule TO) the following sentences:

    "Based on the information set forth in Clearwire's public filings to date, approximately 440 million Shares must be validly tendered and not withdrawn in order to meet the requirement in clause (i) of the Minimum Condition. As DISH currently beneficially owns approximately 39 million Shares (or notes issued by Clearwire that are exchangeable for Shares), approximately 401 million Shares need to be tendered as of the Expiration Date. As the exact number of fully diluted shares outstanding varies with time, this number may be higher or lower as of the Expiration Date. Based on current publicly disclosed ownership information, it is expected that at least one tendering stockholder (including, if applicable, stockholders that have entered into an investing group with such tendering stockholder) must hold at least 5% of the Shares in order for the Minimum Condition to be met."

Item 5.

(1)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the sentence "On January 4, 2013, representatives of Sullivan & Cromwell LLP, legal advisor to DISH, held a telephone conversation with representatives of Kirkland & Ellis LLP, legal advisor to Clearwire, and discussed various points identified in DISH's proposal," on page 32 of the Offer to Purchase the following:

    ", including Clearwire's concern that DISH's requirements for, among other things, an acquisition agreement, a spectrum sale agreement, and a note purchase agreement were not actionable prior to termination of the Sprint Merger Agreement and, in light of the "force-the-vote" provision of the Sprint Merger Agreement, Clearwire was unable unilaterally to terminate the Sprint Merger Agreement even if Clearwire were to recommend DISH's proposal"

(2)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add at the end of the sentence "On January 11, 2013, DISH delivered a letter to the Special Committee with various changes to its December 28, 2012 proposal addressing the issues discussed between legal advisors," on page 32 of the Offer to Purchase the following:

    "including a proposal in which DISH would make a tender offer conditioned on, among other things, termination of the Sprint Merger Agreement and subsequent execution and delivery of a spectrum purchase agreement and completion of appropriate funding arrangements"

(3)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to:

  •
  Add after the sentence "On January 15, 2013, Mr. Stanton sent Mr. Ergen an email raising several issues with respect to the DISH proposal and Mr. Ergen responded by email on January 16, 2013," on page 32 of the Offer to Purchase the following sentence:

        "In the January 15 email exchange, Mr. Stanton requested that DISH provide additional clarity as to certain aspects of its proposal, including specificity as to any "customary conditions" that would apply to a tender offer such as the further identification of spectrum that DISH would propose to acquire and whether DISH was prepared to enter into a binding "take-or-pay" arrangement with respect to commercial services that Clearwire may provide and Mr. Ergen indicated that DISH was working on documentation that would provide the requested clarity."

    •
    Add after the sentence "On February 1, 2013, representatives of Kirkland & Ellis LLP and Sullivan & Cromwell LLP met at the offices of Kirkland & Ellis LLP to discuss the potential terms of a transaction and various issues that the Special Committee had with DISH's proposal," on page 32 of the Offer to Purchase the following sentence:

        "The issues and concerns discussed at the February 1, 2013 meeting included the conditions that would apply to the closing of the DISH proposal and a request from the Clearwire special committee that a material adverse effect closing condition would not apply to a transaction between Clearwire and DISH despite its inclusion in the Sprint Merger Agreement, the minimum condition percentage threshold, and the mechanics by which Clearwire would provide DISH nominees with representation on the Clearwire Board."

    •
    Add after "to discuss potential changes to DISH's proposal intended to assuage concerns about DISH's proposal that had been raised by Clearwire's advisors," on page 32 of the Offer to Purchase the following:

        ", particularly regarding the availability of funding required by Clearwire to continue to operate its business during the pendency of any offer by DISH"

(4)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace the clause "The amended proposal eliminated the PIK debenture and instead provided pre-funding of the price for the spectrum assets through exchangeable notes (conditioned on obtaining certain waivers and approvals from Clearwire shareholders)," on page 32 of the Offer to Purchase with the following:

    "The amended proposal eliminated the PIK debenture and instead provided pre-funding of the price for the spectrum assets through exchangeable notes (conditioned on obtaining certain waivers and approvals from Clearwire shareholders permitting the exchangeable notes to be issued to DISH notwithstanding preemptive rights of certain shareholders)"

(5)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to replace "and modified certain governance rights DISH had requested," on page 33 of the Offer to Purchase with the following:

    "and modified certain governance rights DISH had requested by qualifying Clearwire's obligation with respect to the appointment of directors, modifying the method of calculating DISH's proportionate board representation and eliminating DISH's requested information rights"

(6)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence "On March 8, 2013, Clearwire's Chairman and the Chairman of the Special Committee delivered a letter to DISH in response to DISH's letter of February 28, 2013, identifying certain key objectives that must be satisfied in any transaction with DISH and discussing in more detail certain concerns Clearwire had with the most recent DISH offer, including the sale-leaseback structure proposed by DISH, the proposed use of proceeds and certain costs of financing under the proposed DISH funding facility and certain aspects of the risk allocation of the proposal, among others," on page 33 of the Offer to Purchase the following sentence:

    "The key objectives identified by Clearwire in the March 8 letter were (1) maximizing value for shareholders, (2) providing a high degree of certainty that a transaction would be completed, (3) ensuring that Clearwire is adequately funded and (4) properly allocating risk."

(7)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence "On March 26, 2013, Mr. Stanton spoke to Mr. Ergen by telephone regarding the potential impediments to Clearwire's ability to transfer title to the spectrum proposed to be purchased by DISH and suggested that these impediments were determinable from the face of the various agreements and other documents made available by Clearwire through the due diligence process," on page 34 of the Offer to Purchase the following sentence:

    "The impediments were not identified by Clearwire with specificity, but included existing commitments to lease spectrum to third parties, including Sprint."

(8)
The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the paragraph "Purchaser and DISH commenced the Offer on May 30, 2013," on page 34 of the Offer to Purchase the following:

            "On May 30, 2013, Mr. Stanton called Mr. Ergen to acknowledge receipt of the Offer by Purchaser and DISH. Later that day, Clearwire announced that in light of the Offer, it was postponing its stockholder vote on the Sprint merger agreement until June 13, 2013.

            Also on May 30, 2013, DISH delivered a letter to Clearwire pursuant to Section 220 of the Delaware General Corporation Law, requesting the opportunity, in its capacity as a stockholder, to inspect certain of Clearwire's records and documents. Additionally, Purchaser sent Clearwire a letter pursuant to Rule 14d-5 of the Exchange Act, requesting the use of Clearwire's stockholder list and security position listings for the purpose of disseminating the tender offer materials to stockholders or in the alternative requesting that Clearwire distribute the tender offer materials to its stockholders.

            On May 31, 2013, representatives of Sullivan & Cromwell and Kirkland & Ellis held a preliminary discussion regarding the Offer and the dissemination of tender offer materials, and Clearwire's counsel requested an extension to the 10 business day period during in which Clearwire would be required to recommend the Offer in order for Clearwire to receive the benefit of certain terms of the Offer.

            On June 2, 2013, representatives of Sullivan & Cromwell and Kirkland & Ellis discussed the Offer, including the length of the Offer and Clearwire's request that DISH agree to additional circumstances in which DISH would be required to extend the Expiration Date for the Offer.

            On June 3, 2013, representatives of Kirkland & Ellis sent a letter to Purchaser and representatives of Sullivan & Cromwell confirming Clearwire's election to disseminate Purchaser's tender offer materials to Clearwire's stockholders in accordance with paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

            Also on June 3, 2013, Sprint issued a press release publicly disclosing a letter sent by Mr. Daniel R. Hesse, Chief Executive Officer of Sprint, to Clearwire's board of directors, announcing Sprint's belief that the Offer was not actionable.

            On June 4, 2013, DISH sent a letter to Clearwire. The text of the letter is set forth below.

        June 4, 2013

        Clearwire Corporation
        1475 120th Avenue Northeast
        Bellevue, Washington 98005

        Attn: John Stanton, Chairman

        Gentlemen:

                We thank you for your consideration of the proposal reflected in the tender offer materials recently filed by DISH Network Corporation ("DISH") in respect of Clearwire Corporation ("Clearwire"). We are confident that the DISH proposal is superior to the transaction contemplated by your recently amended merger agreement with Sprint Nextel Corporation ("Sprint"). In light of recent public statements made by Sprint about the DISH proposal that we believe are incorrect and misleading to Clearwire stockholders in several material respects, it is important that we correct the record regarding the DISH proposal. To that end, the following addresses Sprint's statements point-by-point. We urge

        Clearwire's Board and Special Committee to correct the record and ensure that Clearwire's minority stockholders can accurately assess DISH's proposal.

        The Board Nomination Process Contemplated by the DISH Proposal is Permissible Under the Equityholders' Agreement and Delaware law

                The nomination process contemplated by DISH was carefully designed to comply with applicable law and the existing rights of Clearwire stockholders including Sprint. The nominees to be selected by DISH for appointment would be independent directors (as defined by the NASDAQ listing rules), and the provisions by which they would be nominated would comport with the Equityholders' Agreement and applicable law. Sprint's expressed concerns that the agreement to nominate certain directors "in perpetuity" violates Delaware law is without basis as evidenced by Sprint's own agreements with Clearwire. Sprint itself has the authority to nominate directors under the existing Equityholders' Agreement for a duration that is not time-bound, and it is impossible to meaningfully distinguish why the duration of those nominations would be permissible but the duration of the nominations contemplated by DISH would violate applicable law.

        Entering into Limited Negative Covenants Without Stockholder Approval Would Not Violate Delaware law

                Sprint's position that Clearwire would violate Delaware law by agreeing to a limited set of negative covenants without stockholder approval is without basis as is its contention that a board of directors can never limit the powers of a future board. These arguments fly in the face of the negative covenants that corporations, including Clearwire and Sprint, regularly provide in a wide variety of agreements that are not subject to stockholder approval. For example, Clearwire is party to numerous restrictions, including in connection with its borrowing arrangements with Sprint, pursuant to which the Clearwire board of directors has restricted "future flexibility". Many of these even cover the same subjects as the rights sought by DISH under the Investor Rights Agreement, such as limitations on Clearwire's flexibility to declare bankruptcy or to effect business combination transactions. In fact, the Equityholders' Agreement itself purports to provide minority stockholders that could hold as little as a 5% interest in Clearwire with many of the same rights that Sprint argues cannot be given under Delaware law—including consent rights over amendments to organizational documents, consent rights over business combination transactions and consent rights to bankruptcy or liquidation filings.

        Sprint Does Not Forfeit Existing Rights Under the DISH Proposal

                The DISH proposal does not require Sprint to forfeit any of its existing rights. Assuming Sprint does not tender its shares into the DISH Offer as it has indicated is its intention, it will remain the majority stockholder with robust rights under the Equityholders' Agreement. Nevertheless, Sprint does not and will not have the power to trample the rights of Clearwire's special committee and its minority stockholders to pursue a superior transaction.

        Clearwire May Grant Preemptive Rights by Contract

                Contrary to Sprint's assertions, Delaware law and the Clearwire's Certificate of Incorporation do not prohibit Clearwire from granting DISH pre-emptive rights by contract. Delaware law and the Certificate of Incorporation provisions in question relate only to automatic pre-emptive rights under statute which DISH has not asked to receive. Your counsel, who participated in the drafting of the Certificate of Incorporation, have stated to ours that they do not interpret the Certificate of Incorporation as restricting Clearwire's ability to grant pre-emptive rights contractually.

        The DISH Financing Proposal Does Not Require Sprint's Consent

                Sprint's claim that its consent is required (but would not be forthcoming) in order for Clearwire to enter into a financing arrangement on substantially superior terms to the financing arrangement provided by Sprint to Clearwire is simply untrue. Sprint's right to consent to financing transactions is limited to a material capital restructuring or reorganization of Clearwire outside of the ordinary course of business. The $800 million maximum amount of financing under the DISH proposal represents less than 20% of the amount of long term debt disclosed by Clearwire in its most recent 10-K. This is even before taking into account any reduction in that financing to account for the quantum of any of the higher priced, more dilutive financing provided by Sprint since March 2013.

        The DISH Tender Offer Does Not Require Consent of 75% of the Clearwire Stockholders and the Consent of Comcast Corporation

                While the Equityholders' Agreement includes approval requirements in connection with certain business combination transactions, those approval requirements do not apply to cash tender offers made from a third party directly to stockholders, which are fundamentally different in nature from the specified transactions which require board approvals in connection with mergers, share issuances or similar transactions. Cash tender offers made to stockholders are notably not specified in the list of transactions which can require consent if they constitute a "change in control". It defies logic that Sprint could credibly assert that it is illegal for Clearwire to agree to customary minority protection rights in favor of a significant stockholder such as DISH will be (by definition holding in excess of 25% of the Clearwire shares) while claiming that a 6% stockholder such as Comcast is entitled to block minority stockholders from accepting DISH's superior offer.

                We remain confident that the DISH proposal is both actionable and clearly superior to the proposed Sprint merger. More importantly, it also provides a meaningful alternative to the significant group of your minority stockholders that remain opposed to the Sprint merger while providing a clear path for Clearwire to become a self-sustaining company. We trust that your board of directors and special committee will act to correct the record promptly.

        We look forward to hearing from you.

        Sincerely,

        DISH NETWORK CORPORATION

        Charlie Ergen

        Chairman

            On June 4, 2013, representatives of Kirkland & Ellis and Simpson Thacher & Bartlett held a telephone call with representatives of Sullivan & Cromwell during which they discussed various aspects of the Offer related to the Offer to Purchase and the Investor Rights Agreement. The representatives of Sullivan & Cromwell explained that in light of the previous inability of DISH and Clearwire to reach agreement on a mutually agreed transaction despite DISH's willingness to accede to many of Clearwire's transaction term proposals, DISH had decided to present the Offer directly to Clearwire's stockholders to provide them with the opportunity to receive superior value to the Sprint proposal. Therefore, while DISH was willing to listen to Clearwire's concerns and to accommodate certain requests, DISH was not prepared to consider all of the terms of the Offer to be open for negotiation. Sullivan & Cromwell emphasized that DISH viewed speed of closing to be of great importance in order to reach resolution on the Offer and to avoid the Offer from constituting a Clearwire stockholder option to sell over a lengthy period of time. The parties also discussed governance rights that Purchaser would receive upon the closing of the Offer, terms relating to an extension of the Offer under certain conditions and the threshold for the Minimum Condition.

            On June 5, 2013, representatives of Kirkland & Ellis sent representatives of Sullivan & Cromwell documents reflecting changes requested by Clearwire to the Offer to Purchase and the Investor Rights Agreement.

            On June 8, 2013, representatives of Kirkland & Ellis sent representatives of Sullivan & Cromwell documents reflecting changes requested by Clearwire to the Note Agreement.

            On June 9, 2013, representatives of Sullivan & Cromwell sent representatives of Kirkland & Ellis revised drafts of the Offer to Purchase and the Investor Rights Agreement reflecting which modifications requested by Clearwire DISH was prepared to accept.

            On June 10, 2013, representatives of Kirkland & Ellis and Simpson Thacher & Bartlett held a telephone call with representatives of Sullivan & Cromwell to discuss revisions to the Offer to Purchase and the Investor Rights Agreement. In particular, the parties discussed DISH's rights under the Investor Rights Agreement and again discussed the terms relating to an extension of the Offer under certain conditions. Later in the day, Sullivan & Cromwell circulated a revised draft of the Note Agreement to Kirkland & Ellis and Simpson Thacher & Bartlett. That evening, representatives of Kirkland & Ellis delivered to Sullivan & Cromwell revised drafts of the Investor Rights Agreement and the Offer to Purchase.

            On June 11, 2013, representatives of Kirkland & Ellis and Simpson Thacher & Bartlett held telephone calls with representatives of Sullivan & Cromwell throughout the day to discuss revisions to the revised Offer documents, particularly terms related to when DISH would be required to extend the Expiration Date, DISH's enforcement rights under the Investor Rights Agreement and the structure of the Note Agreement.

            Also on June 11, 2013, Mr. Stanton and Mr. Ergen spoke by telephone regarding certain terms of the Offer, including the Expiration Date and the circumstances in which DISH would be required to extend the Offer. In this conversation, Mr. Ergen agreed to extend the Expiration Date from June 28, 2013 to July 2, 2013.

            Throughout June 11, 2013 and into the morning of June 12, 2013, Kirkland & Ellis, Simpson Thacher & Bartlett and Sullivan & Cromwell engaged in ongoing negotiations regarding the terms of the Offer and the draft documents, which negotiations focused on, among other things, the conditions to the Offer, the governance rights that Purchaser would receive upon the closing of the Offer, the financing terms of the proposed DISH funding facility, the expiration date of the Offer and the terms relating to extensions of the Offer under certain conditions.

            On June 12, 2013, following the closing of the financial markets, DISH and Purchaser filed an amended Schedule TO and exhibits with the SEC reflecting the changes discussed with Clearwire and its counsel, including the extension of the Expiration Date to July 2, 2013. Later that day, Clearwire filed a Schedule 14D-9 containing its recommendation that the holders of Class A Stock accept the Offer and tender their shares of Class A Stock pursuant to the Offer. In response to media inquiries seeking comment on Clearwire's decision to recommend in favor of the transaction, a DISH representative stated that "we appreciate Clearwire's recognition of the superior value that we are able to deliver its stockholders."

Item 11.

(1)
The Offer to Purchase and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to add after the sentence "Payment shall be made in cash by wire transfer of immediately available funds on the applicable draw date," on page 35 of the Offer to Purchase the following sentence:

    "Each holder of an exchangeable note shall have the right, at such holder's option, to exchange all or any portion (if the portion to be exchanged is $1,000 principal amount or an integral multiple thereof) of such note at any time prior to the close of business on the business day immediately preceding the stated maturity date of such note."

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

    (a)(1)(xi)    Note from Joe Clayton, dated June 14, 2013.

 EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 30, 2013.†
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.†
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(vi)	Summary Advertisement as published on May 30, 2013, in the Wall Street Journal.†
(a)(1)(vii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(viii)	Press Release issued by DISH Network Corporation on May 30, 2013.†
(a)(1)(ix)	Press Release issued by DISH Network Corporation on June 4, 2013.†
(a)(1)(x)	Press Release issued by DISH Network Corporation on June 12, 2013.†
(a)(1)(xi)	Note from Joe Clayton, dated June 14, 2013.
(a)(2)	Not applicable.
(b)	Not applicable.
(d)(1)	Form of proposed Note Purchase Agreement (included in Exhibit (a)(1)(i)).†
(d)(2)	Form of proposed Investor Rights Agreement (included in Exhibit (a)(1)(i)).†
(g)	Not applicable.
(h)	Not applicable.

†
Previously filed.

 SIGNATURES

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DISH ACQUISITION HOLDING CORPORATION DISH NETWORK CORPORATION
By:	/s/ R. Stanton Dodge R. Stanton Dodge Executive Vice President, General Counsel and Secretary

Dated: June 14, 2013

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EXHIBIT INDEX
SIGNATURES